

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-Mail
James L. Orsini
Chief Executive Officer
Single Touch Systems Inc.
100 Town Square Place, Suite 204
Jersey City, NJ 07310

> **Re: Single Touch Systems Inc.**
> **Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **File No. 333-186490**

Dear Mr. Orsini:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Section 1 of Exhibit 10.26.1 and 10.26.2 indicates that "[i]n exchange for performing the [s]ervices reasonably requested by" Mr. Macaluso, Peltz Capital Management is "hereby granted the option to purchase" from Mr. Macaluso the common stock of the company. However, it appears that a least a portion of the services are to be performed in the future. With a view to disclosure, tell us whether the options issued under these agreements were validly issued and enforceable by the optionee, prior to the filing date. Please explain whether the consideration payable in exchange for the issuance of such options had been received, prior to the filing date. Clarify whether the optionee held and will retain all rights under the option agreement, irrespective of whether it performs services to Mr. Macaluso following the filing date.

2.   Sections A and 5 of Exhibits 10.26.1 and 10.26.2 indicate that the services to be provided by Peltz Capital Management, LLC are "advisory services" to Mr. Macaluso "related to

possible transactions" involving the company and that Mr. Macaluso requested such services "to assist him in his capacity as Chairman of the Board." In your response letter, more specifically explain the nature of the services that have been or are to be provided by Peltz and explain whether the beneficiary of those services is to be Mr. Macaluso or the registrant. Please provide us with your analysis as to how you determined that this offering is not a primary offering. Please ensure that your response addresses the services that are to be rendered under this agreement and how these services "assisted" Mr. Macaluso as Chairman of the Board. Please see Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Cover Page

3.   In our letter dated June 29, 2011 for your Form S-1 filed June 24, 2011, we issued a comment indicating that where other registered shelf distributions of your securities are currently being conducted, you should concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted. Other registered shelf distributions of your securities are currently being conducted, including Form S-1, file number 333-186483, and Post-Effective Amendments to Form S-1, file numbers 333-170593, 333-175119 and 333-172844. Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted or advise us why you concluded that such disclosure is not necessary or appropriate. Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

Financial Statements, page F-1

4.   Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Exhibit 5.1

5.   Given that the legal opinion is rendered as of the date of the opinion, it appears that the assumption in the fourth paragraph of the opinion is unnecessary and inappropriate. Please revise to remove this assumption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc (by e-mail):   Hayden Trubitt, Esq.
                       Stradling Yocca Carlson & Rauth